
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

February 28, 2025


_____

In the Matter of

NuGenerex Immuno-Oncology, Inc. **10102 USA Today Way** **Miramar, FL 33025**	**ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-248796

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       NuGenerex Immuno-Oncology, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       NuGenerex Immuno-Oncology, Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on February 28, 2025.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

                                         Mary Beth Breslin
                                         Office Chief